04013509

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46593

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING September 1, 2003 (MM/DD/YY) AND ENDING August 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Markets America, Inc.

OFFICIAL USE ONLY
~~35232~~ FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Madison Avenue
(No. and Street)

New York | New York | 10017
(City) | (State) | (Zip Code)

RECEIVED SEP 27 2004 SEC MAIL PROCESSING WASH, D.C. 205

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joe Amundsen 212-709-8250
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Amundsen, Joseph Stanley
(Name — *if individual, state last, first, middle name*)

67 Wall Street | New York | NY 10005
(Address) | (City) | (State) | Zip Code)

PROCESSED
OCT - 1 2004
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Harvey A. Wall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Markets America, Inc., as of August 31, 2004, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRES

Title

ELLYSATYAWATI
01SA6069893
Notary Public State of New York
Qualified in Kings County
My Commission Expires 02/11/06

Notary Public 09/23/04

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

✓ Internal Control, SEC Rule 17a-5

Joseph Amundsen
Certified Public Acountant
67 Wall Street, #2211
New York, New York 10005
212/709-8250
212/943-2300(fax)
exbaker@juno.com

Capital Markets America, Inc.

Index to Financial Statements

August 31, 2004

Joseph Amundsen
Certified Public Accountant
67 Wall Street
New York, NY 10005
212/709-8250

Independent Auditor's Report

Board of Directors
Capital Markets America, Inc.

I have audited the accompanying statement of financial condition of Capital Markets America, Inc. as of August 31, 2004, and the related statements of income, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Markets America, Inc. at August 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Amundsen, CPA
New York, New York
September 16, 2004

Capital Markets America, Inc

Statement of Financial Condition

August 31, 2004

Assets	
Cash	$ 15,175
Current assets	15,175
Furniture and fixtures, net	6,684
Brokerage licenses	99,950
Security deposits	4,800
Total Assets	126,609
Liabilities and stockholders' equity	
Accounts payable and accrued expenses	4,684
Income taxes payable	566
Current liabilities	5,250
Stockholders' equity	
Common stock, 300 shares outstanding, $1 par value 1,000 shares authorized	1,300
Additional paid-in capital	485,378
Retained earnings	(365,319)
Total stockholders' equity	121,359
	$ 126,609

See accompanying notes to financial statements.

Capital Markets America, Inc.

Statement of Income

For the Year Ended August 31, 2004

Revenues	
Fee income	$ 146,500
Total Revenues	146,500
Expenses	
Rent	30,745
Office and supplies	86,144
Depreciation	1,000
Salaries	22,603
	140,492
Net Income before income taxes	6,008
Reserve for Income Taxes	566
Net Income	5,442
Retained deficit, September 1, 2003	(370,761)
Net Income	5,442
Retained deficit, August 31, 2004	$ (365,319)

See accompanying notes to financial statements.

Capital Markets America, Inc.

Statement of Changes in Stockholders' Equity

For the Year Ended August 31, 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balance at September 1, 2003	$ 1,300	$ 485,378	$ (370,761)
Net Income			5,442
Balance at August 31, 2004	$ 1,300	$ 485,378	$ (365,319)

See accompanying notes to financial statements.

Capital Markets America, Inc

Statement of Cash Flows

For the Year Ended August 31, 2004

Cash flows from operating activities:		
Net Income		$ 5,442
Adjustments to reconcile net loss to net cash used by operating activities:		
(Increase) decrease in operating assets:		
Depreciation	1,000	
Computer equipment	(3,184)	
Brokerage licenses	(3,750)	
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	3,750	
Total adjustments		(2,184)
Net cash provided by operating activities		3,258
Cash and equivalents, beginning of year		11,917
Cash and equivalents, end of year		$ 15,175

See accompanying notes to financial statements.

Capital Markets America, Inc.

Notes to Financial Statements

For the Year Ended August 31, 2004

1. Significant Accounting Policies

Capital Markets America, Inc., (the Company) is a broker dealer, registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. The Company was incorporated in New York State on September 28, 1993. The Company is a mergers and acquisitions broker and engages in the private placement of securities to accredited investors only. No brokerage business is conducted with the general public or with any other class of investor.

The Company prepares its financial statements on the accrual basis of accounting.

Income taxes are calculated on the liability method of accounting. The Company reports its taxable income on the same basis for financial statement purposes and no deferred tax liabilities arise. The Company has a net operating loss carryforward of over $360,000 which will begin to expire in 2008.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Stockholders' Equity

The Company is authorized to issue 200 shares of no par voting stock. The Company has issued, and are outstanding 130 shares of common stock. The stock has a stated value of $10. There was no change in common stock or additional paid in capital for the year end August 31, 2004.

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At August 31, 2004 the Company was in compliance with these regulations

5. Anti-Money Laundering Program.

The Company is required to have a program to actively prevent and prohibit money laundering and any activity that facilitates money laundering or the funding of terrorist or criminal activities. At August 31, 2004, the Company was in compliance with this program.

6. Brokerage Licenses

The Company has four licenses to practice on the Pacific Coast Exchange and also has a FINEX license. The Company holds these licenses as an investment. One license was sold during the year and one license was purchased.

Capital Markets America, Inc

Compilation of Net Capital Under 15c3-1 of the

Securities and Exchange Commission

August 31, 2004

Schedule 1

Total Shareholders' Equity	$ 121,359
Less: Haircut	
	121,359
Less: Unallowable Assets	(106,634)
Net Capital	14,725
Minimum Net Capital required	(5,000)
Excess net capital	9,725
Aggregate indebtedness	5,250
Ratio AI to NC	36%

RECONCILIATION WITH COMPANY'S NET CAPITAL COMPUTATION

There is no material difference between the net capital computation as reported on Capital Markets America, Inc. FOCUS report - PartIIA as of August 31, 2004. However, there is a minor bookkeeping adjustment to bring FOCUS reports in conformity with tax and audit records:

	06/30/04	08/31/04	
Additional Paid in Capital	522,078	485,378	36,700
Retained Earnings	(391,198)	(365,319)	(25,879)
Reduction made to FOCUS net capital			10,821

Capital Markets America, Inc.
Computation for Determination of the Reserve Requirements
And Information Relating to Possession or Control Requirements
For Brokers and Dealers Pursuant to Rule 15c3-3
For the Year Ended August 31, 2004

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

Joseph Amundsen
Certified Public Acountant
67 Wall Street, #2211
New York, New York 10005
212/709-8250
212/943-2300(fax)
exbaker@juno.com

Independent Auditor's Report of Internal
Accounting Control Required by SEC Rule 17a-5

To the Shareholders of
Capital Markets America, Inc.

In planning and performing my audit of the financial statements of Capital Markets America, Inc., (the Company), for the year ended August 31, 2004, I considered its internal control, including its anti-money laundering measures and control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (AI) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices

and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at August 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Amundsen, CPA
New York, New York
September 16, 2004